Exhibit 1

Red Envelope Board of Directors:

This holiday season represented a great opportunity for Red Envelope (“RE”) to finally realize the promise of the brand.  Kristine Dang (SVP, Merchandising) and her team deserve credit for putting together a great looking holiday book.  In addition, growth in our primary channel (Internet) continues to outpace growth in other channels.  However, I fear that, yet again, the company has managed to snatch defeat from the jaws of victory.

On 12/16 I placed order # P1074832—50 gifts for a holiday event to be held the evening of the 19th.  The RE customer service representative suggested overnight shipping to “make sure” the gifts arrived in time and I agreed to the additional charge.  By Friday morning (12/19) none of the gifts had arrived, and I had an associate call to check the status of the order.  My associate called several times and each time was assured that the gifts would arrive by close of business that day.  Of the 50 gifts, approximately 1/3 arrived in time.  The remaining gifts arrived after the event and were returned to RE.

Like most of the operational problems that have plagued this company, this gaff represents a chorus of poor performance:  order entry, fulfillment, shipping, systems, etc.   It’s possible that I was just unlucky.  However, operational surprises have become the norm and if a $1,000 + order was botched, who knows how many other countless customers were disappointed.  The returns are easy to measure.  What’s difficult, and more insidious, to measure is the erosion in goodwill (i.e., people who will never order from RE again).

The poor management skills of our CEO continue to metastasize in different parts of the organization.  This has created an air of insecurity and uncertainty surrounding the company that continues to crush shareholder value.  Why hasn’t the company, like the majority of other publicly traded retailers, issued some sort of statement regarding holiday sales?  The radio silence coupled with a reputation for unwelcome surprises is punishing the stock.

Ms. May is a failed CEO who has been miscast in her role.  However, the real culpability rests with the board members who have, for several years now, clung to the CEO in pursuit of misguided vindication.   As my continued purchases suggest, I believe this is a grossly underperforming asset that needs to be liberated from current management.  It is my intention to solicit RE shareholders in an attempt to remove Ms. May, and several directors, from the board at the firm’s annual meeting.  Under separate cover, I am again requesting the minutes from the audit committee meetings leading up to the accounting debacle in early ‘05.

Please feel free to call me on 917-567-2841 or at sgalloway@firebrandpartners.com.

Regards,

Scott Galloway

Co-founder